Exhibit 6.3

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of May 6, 2021 (the “Effective Date”), by and between RoyaltyTraders LLC (“RoyaltyTraders”), a Delaware limited liability company (together with its successors and assigns permitted hereunder, the “Company”), and Sean Peace (the “Executive”).

WHEREAS, the Company is in the business of (i) selling royalty streams and other music assets (ii) providing advances backed by royalty streams (as the same may be expanded and developed from and after the Effective Date of this Agreement the “Business”); and

WHEREAS, Alexander Guiva serves Series A Manager (the “Series A Manager”) of the Company as described in the Company’s LLC Agreement; and

WHEREAS, the Company desires to assure that it will have the benefit of the service and experience of the Executive, who will serve as an officer of the Company and an integral part of its management, and the Executive is willing to enter into an Agreement to such end upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the respective agreements and covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	EMPLOYMENT PERIOD

Subject to Section 3, the Company hereby agrees to employ the Executive, and the Executive hereby agrees to be employed by the Company in accordance with the terms and provisions of this Agreement, for a period commencing on the Effective Date and ending on the second anniversary of the Effective Date (the “Initial Term,” and including any and all renewals thereof or Additional Terms, the “Employment Period”); provided the Initial Term and any Additional Term shall automatically renew for an additional one-year term unless either the Company or Executive provides notice to the other party at least 90 days prior to the end of the then current term of its intention not to renew (the “Additional Terms”).

2.	TERMS OF EMPLOYMENT

a.	Position and Duties

i.	During the term of the Executive’s employment, the Executive shall serve as Chief Executive Officer of the Company and, in so doing, shall perform normal duties and responsibilities associated with such position.

ii.	During the term of the Executive’s employment, and excluding any periods of vacation and other leave to which the Executive is entitled, the Executive agrees to devote substantially all his business time to the business and affairs of the Company and to use the Executive’s best efforts to perform faithfully, effectively and efficiently his duties and responsibilities.

iii.	During the term of the Executive’s employment, it shall not be a violation of this Agreement for the Executive to (1) serve on industry trade, civic or charitable boards or committees, (2) deliver lectures or fulfill speaking engagements or (3) manage personal investments, so long as such activities do not interfere with the performance of the Executive’s duties and responsibilities as an Executive of the Company.

iv.	Executive agrees to observe and comply with the Company’s rules and policies as adopted by the Company from time to time.

b.	Compensation

i.	Base Salary. During the Initial Term, the Executive shall receive an annual minimum base salary (“Annual Base Salary”), which shall be paid in accordance with the customary payroll practices of the Company, in an amount equal to $84,000.00. It is understood that the Company may increase, but not decrease, the amount of the Annual Base Salary. Such increase will require a consent from Series A Manager.

ii.	Incentive Bonus. Executive shall be eligible to receive monthly bonus payments of up to an amount equal to $36,000 per year in total if the Company achieves more than $250,000 in Revenue for the twelve month period ending on March 31, 2022. At all times during the Employment Period and so long as Executive remains an owner of the Company, Executive shall have the right to review and audit the books and records of the Company to verify the correct determination of the Executive’s Incentive Bonus.

iii.	Benefit Plans. During the Employment Period, Executive shall be entitled to participate in any and all medical, pension, dental and life insurance plans and disability income plans, retirement arrangements and other employment benefits as in effect from time to time for executive officers of the Company generally.

iv.	Expenses. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable employment-related expenses incurred by the Executive in accordance with the Company’s policies, practices and procedures, as amended from time to time.

v.	Vacation. During the Employment Period, the Executive shall be entitled to two weeks paid vacation each calendar year. Any vacation shall be taken at the reasonable and mutual convenience of the Company and the Executive. Accrued vacation not taken in any calendar year will not be carried forward or used in any subsequent calendar year and the Executive shall not be entitled to receive pay in lieu of accrued but unused vacation in any calendar year, except in the case of Executive’s termination as set forth below. Vacation will be deemed to accrue daily for purposes of the payments described in Section 4 hereof.

vi.	Indemnification. In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a "Proceeding"), (other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive's employment hereunder), by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise, the Executive shall be indemnified, defended and held harmless by the Company to the maximum extent permitted under applicable law and the Company's governing documents from and against any liabilities, costs, claims, and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys' fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys' fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount, and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

vii.	During the Employment Period and for a period of two (2) years thereafter, the Company or any successor to the Company may purchase and maintain, at its own expense, directors' and officers' liability insurance providing coverage to the Executive on terms that are no less favorable than the coverage provided to other directors and similarly situated businesses in the industry.

c.	Key-Man Insurance. During the term of Executive’s employment, the Company shall have the right to insure the life of the Executive for the Company’s sole benefit, and to determine the amount of insurance and the type of policy. The Executive shall cooperate with the Company in taking out such insurance by submitting to physical examinations, by supplying all information required by the insurance company, and by executing all necessary documents. The Executive shall incur no financial obligation by executing any required document, and shall have no interest in any such policy.

3.	TERMINATION OF EMPLOYMENT

a.	Death or Disability. The Executive’s employment shall terminate automatically upon the Executive’s death during the Employment Period. If the Disability (as defined below) of the Executive has occurred during the Employment Period, the Company may give to the Executive written notice in accordance with Section 11.b. of its intention to terminate the Executive’s employment. In such event, the Executive’s employment with the Company shall terminate effective on the 10th day after receipt of such notice by the Executive (the “Disability Effective Date”), if, within the 10 days after such receipt, the Executive shall not have returned to perform, with reasonable accommodation, the essential functions of his position. For purposes of this Agreement, “Disability” shall mean the Executive’s inability to perform, with reasonable accommodations, the essential functions of his position hereunder for a period of 90 consecutive days, or 120 non-consecutive days, in any 12-month period due to mental or physical incapacity. Any question as to the existence of the Executive's Disability as to which the Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to the Executive and the Company. If the Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing. The determination of Disability made in writing to the Company and the Executive shall be final and conclusive for all purposes of this Agreement.

b.	Cause or Without Cause. The Company may terminate the Executive’s employment during the Employment Period for Cause or without Cause. For purposes of this Agreement, “without Cause” shall mean a termination by the Company of the Executive’s employment during the Employment Period for any reason other than a termination based upon Cause, death, Disability or upon a Change of Control, as defined below. For purposes of this Agreement, “Cause” shall mean:

i.	gross negligence or willful misconduct by Executive in the performance of his duties;

ii.	refusal by Executive to perform, or the continued failure by Executive to perform, his assigned duties (other than by reason of Disability), provided that such duties are reasonable and consistent with duties of the position of similarly situated entities principally engaged in the same industry as the Company (in each case except for any such failure to perform as is reasonably capable of being remedied and is remedied promptly but in no event in less than 20 days of Executive receiving written notice describing such failure in reasonable detail from the Company;

iii.	Executive engaging in any act of fraud or embezzlement relating to the Company;

iv.	Executive engaging in any illegal conduct or in any act of dishonesty or moral turpitude, the purpose or effect of which adversely affects the Company (including, without limitation, the reputation of the Company) or Executive’s ability to perform his duties;

v.	Executive materially breaching any provision of this Agreement or any employee policy or procedure of the Company made known to Executive which causes or is reasonably likely to cause material injury to the Company (in each case except for any such breach as is reasonably capable of being remedied and is remedied promptly but in no event in less than 30 days of Executive receiving written notice describing such breach in reasonable detail from the Company;

vi.	Executive’s commencement of employment with another person while he is an employee of the Company or any of its affiliates without the prior consent of Series A Manager.

vii.	Executive’s commission of, or entering a plea of guilty or nolo contendere (or its equivalent) to, a felony which materially impairs the Executive’s ability to perform its duties to the Company or materially impairs the Company.

c.	Good Reason. The Executive’s employment may be terminated during the Employment Period by the Executive for Good Reason or without Good Reason; provided, however, that the Executive agrees not to terminate his employment for Good Reason unless (x) the Executive has given the Company at least 90 days’ prior written notice of his intent to terminate his employment for Good Reason, which notice shall specify the facts and circumstances constituting Good Reason, (y) Executive’s notice described in (x) above is given within 90 days of the event giving rise to Executive’s Good Reason and (z) the Company has not remedied such facts and circumstances constituting Good Reason within the 90-day period following Executive’s notice. For purposes of this Agreement, “Good Reason” shall mean:

i.	any significant reduction, without the Executive’s consent, in the Executive’s position, authority, duties or responsibilities as contemplated in Section 2.a. or any other action by the Company which results in a material diminution in such position, authority, duties or responsibilities; or

ii.	Company breaching any provision of this Agreement which causes or is reasonably likely to cause injury to Executive; or

iii.	Any material reduction in Executive’s Incentive Bonus or compensation structure.

d.	Change of Control. If a Change of Control (as defined below) occurs during the Employment Period, then, within one year of such Change of Control, either the Company or the Executive may terminate the Executive’s employment by giving written notice in accordance with Section 11.b. of its intention to terminate the Executive’s employment.

As used in this Agreement, “Change of Control” means the first to occur of: (i) any sale, lease, exchange or other transfer (in one or a series of related transactions) of all or substantially all of the assets of the Company to any person or group of related persons for purposes of Section 13(d) of the Exchange Act (a “Group”), other than Series A Unit holders; or (ii) one person (or more than one person acting as a group) acquires ownership of the membership interests of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the membership interests of the Company; provided that, a Change in Control shall not occur if any person (or more than one person acting as a group) already owns more than 50% of the total fair market value or total voting power of the Company's membership interests and acquires additional stock;

e.	Termination Without Cause and Without Good Reason. The Employment Period and the Executive's employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided above or the termination is for Cause, either party shall be required to give the other party at least ninety (90) days advance written notice of any termination of the Executive's employment.

4.	OBLIGATIONS OF THE COMPANY UPON TERMINATION

a.	For Cause; Without Good Reason; Other Than for Death, Disability or Upon a Change of Control. If, during the Employment Period, the Company shall terminate the Executive’s employment for Cause or the Executive shall terminate his employment without Good Reason, and the termination of the Executive’s employment in any case is not due to death or Disability, without Cause, for Good Reason or upon a Change of Control, the Executive shall forfeit all rights to the Incentive Bonus described in Section 2.b.ii. If the termination is for Cause or if the Executive terminates his employment without Good Reason, the Company shall have no further payment obligations to the Executive or his legal representatives, other than for the payment of: (i) Executive’s unpaid Annual Base Salary earned through the effective date of Executive’s termination, (ii) any accrued but unused vacation, (ii) any expense reimbursement accrued and (iii) unpaid through the effective date of termination, and (iv) any other payments as may be required by applicable law or any Company Entity benefit plan, including any accrued vacation pay (collectively, the “Accrued Obligations”).

b.	Death/Disability. If the Executive’s employment is terminated by reason of the Executive’s death or Disability during the Employment Period, the Company shall have no further payment obligations to the Executive or his legal representatives, other than for payment of: (i) the Accrued Obligations; and (ii) the Earned Incentive Bonus. For purposes of this Agreement, the “Earned Incentive Bonus” shall mean the portion of Executive’s Incentive Bonus described in Section 2.b.ii. that the Board determines in good faith to have been earned based on Executive’s achievement of objective and subjective bonus goals, prorated based on Executive’s duration of service during the calendar year in which termination or expiration of this Agreement occurs and payable at such time as the Incentive Bonus would ordinarily be paid.

c.	Without Cause or for Good Reason. If the Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason, the Company shall have no further payment obligations to the Executive or his legal representatives, other than for: (i) the Accrued Obligations; (ii) the Earned Incentive Bonus; and (iii) a monthly amount equal to one-twelfth of the Executive’s Annual Base Salary, payable for a period of six months; provided that the first two monthly payments under this subsection (iii) shall accrue from the date of Executive’s termination but shall not be payable until sixty (60) days following the date of Executive’s termination (the “Severance Payments”).

d.	Change of Control. If the Executive’s employment is terminated upon a Change of Control as contemplated in Section 3.d., the Company shall have no further payment obligations to the Executive or his legal representatives, other than for (i) the Accrued Obligations; and (ii) the Earned Incentive Bonus.

e.	Notwithstanding any purported limitation of the obligations of the Company in this Section 4, nothing herein shall be deemed to be a waiver or release by any party of their rights and obligations contained in the Company’s Limited Liability Company Operating Agreement (the “Operating Agreement”), among the Company, Executive and the other members of the Company. Furthermore, any and all payments, benefits and other rights of the Company or Executive and related obligations arising in connection with Executive’s ownership of equity of the Company shall be governed by the governing documents of the Company and such rights shall not be deemed to be merged into, waived under, or otherwise adversely impacted by any provision of this Agreement.

5.	FULL SETTLEMENT; MITIGATION; RELEASE

The Severance Payment and Earned Incentive Bonus obligations of the Company described in Section 4 above are subject to Executive’s delivery and nonrevocation of an executed, effective release substantially in the form attached hereto as Exhibit A prior to the first Severance Payment.

6.	CONFIDENTIAL INFORMATION

a.	The Executive acknowledges that the Company and its affiliates have trade, business and financial secrets and other confidential and proprietary information (collectively, the “Confidential Information”). “Confidential Information” includes sales materials, technical information, processes and compilations of information, records, specifications and information concerning customers or vendors, financial information, manuals, customer lists, information regarding methods of doing business, and other. “Confidential Information” shall not include (i) information that is generally known to other persons or entities who can obtain economic value from its disclosure or use and (ii) information required to be disclosed by the Executive pursuant to a subpoena or court order, or pursuant to a requirement of a governmental agency or law of the United States of America or a state thereof or any governmental or political subdivision; provided, however, that the Executive shall take all reasonable steps to prohibit disclosure pursuant to subsection (ii) above.

b.	Each of the Executive and the Company has divulged, and herein promises to continue to divulge during Executive’s employment with the Company, appropriate Confidential Information to one another as of the effective date of this Agreement, and from time to time thereafter as such appropriate Confidential Information arises.

c.	During and following the Executive’s employment by the Company for the Restricted Period (as defined below) or for so long as the Executive remains a member of the Company, whichever is later, the Executive shall hold in confidence and not directly or indirectly disclose or use or copy or make lists of any Confidential Information or proprietary data of the Company or its affiliates except to the extent authorized in writing by Series A Manager or required by any court or administrative agency, other than to an executive of the Company or its affiliates or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by the Executive of his duties as an employee of the Company.

d.	The Executive further agrees not to use any Confidential Information for the benefit of any person or entity other than the Company or its affiliates during the Restricted Period.

7.	RESPONSIBILITIES UPON TERMINATION

Upon the termination of his employment by the Company for whatever reason and irrespective of whether or not such termination is voluntary on his part:

a.	The Executive shall advise the Company of the identity of his new employer within ten (10) days after accepting new employment and further agrees to keep the Company so advised of any change in employment during the Restricted Period set forth in Section 9 hereof;

b.	The Company in its sole discretion may notify any new employer of the Executive that he has an obligation not to compete with the Company during such term;

c.	The Executive shall deliver to the Company any and all records, forms, contracts, memoranda, work papers, customer data and any other documents which have come into his possession by reason of his employment with the Company (including the Company’s direct and indirect subsidiaries), irrespective of whether or not any of said documents were prepared for him, and he shall not retain memoranda in respect of or copies of any of said documents; and

d.	The Executive shall participate in an exit interview with the Company, if requested.

8.	SUCCESSORS

The Company may assign its rights and obligations under this Agreement to any successor to all or substantially all the assets of the Company, by merger or otherwise, subject, however, to the Executive’s right to terminate this Agreement for Good Reason as provided in Section 3.c., and may assign or encumber this Agreement and its rights hereunder as security for indebtedness of the Company and its affiliates. All representations, warranties, covenants, terms, conditions and provisions of this Agreement shall be binding upon and inure to the benefit of, and be enforceable by the respective heirs, legal representatives, successors and permitted assigns of the Company and Executive. Neither this Agreement nor any rights, interests or obligations hereunder may be assigned by the Executive without the prior written consent of the Company.

9.	NON-COMPETITION

The provisions of this Section 9 are in consideration for (i) the Company’s promise in Section 6 to continue to make appropriate Confidential Information available to the Executive during the term of Executive’s employment by the Company and (ii) the amounts paid to Executive by the Company on or prior to the date hereof.

a.	The term of Non-Competition (herein called the “Restricted Period”) shall be for a term beginning on the Effective Date hereof and continuing until the later of, either (i) the two year anniversary of the date of termination if the Executive’s employment is terminated by the Company for Cause or due to Disability or by the Executive without Good Reason or termination or non-renewal by the Executive at the end of the Employment Period, or (ii) the one year anniversary of the date of termination if the Executive’s employment is terminated by the Company without Cause (and not due to Disability) or upon a Change of Control or by the Executive for Good Reason or termination or non-renewal by the Company at the end of the Employment Period.

b.	During the Restricted Period, the Executive shall not (other than for the benefit of the Company or its affiliates pursuant to this Agreement) directly or indirectly, render services to, assist, participate in the affairs of, or otherwise be connected with, any person or enterprise (other than the Company), which person or enterprise is engaged in, or is planning to engage in, and shall not personally engage in, any business that is in any respect competitive with the Business of the Company, with respect to any products of the Company or any New Product (as defined herein) in any capacity in Europe, Canada, Mexico and the United States. Notwithstanding the foregoing, the Company agrees that the Executive may own less than five percent of the outstanding voting securities of any publicly traded company that is a competing business so long as the Executive does not otherwise participate in such competing business in any way prohibited by the preceding clause.

c.	During the Restricted Period, Executive will not, and will not permit any of his affiliates to, directly or indirectly, recruit or otherwise solicit or induce any employee, customer, subscriber or supplier of the Company to terminate its employment or arrangement with the Company, otherwise change its relationship with the Company in a manner adverse to the Company or establish any relationship with the Executive or any of his affiliates for any business purpose deemed competitive with the business of the Company.

d.	The Executive acknowledges that the geographic boundaries, scope of prohibited activities, and time duration of the preceding paragraphs are reasonable in nature and are no broader than are necessary to maintain the goodwill of the Company and its affiliates and the confidentiality of their Confidential Information, and to protect the other legitimate business interests of the Company and its affiliates.

e.	If any court determines that any portion of this Section 9 is invalid or unenforceable, the remainder of this Section 9 shall not thereby be affected and shall be given full effect without regard to the invalid provisions. If any court construes any of the provisions of this Section 9, or any part thereof, to be unreasonable because of the duration or scope of such provision, such court shall have the power to reduce the duration or scope of such provision and to enforce such provision as so reduced.

f.	As used in this Section 9, (i) “Company” shall include Company and any of its direct or indirect subsidiaries, and (ii) “New Product” shall refer to any product or service that is or was subject to active consideration or review by the Board prior to the date of termination; provided that, any such New Product that is not implemented or developed into an actual product or service during the twelve (12) month period following the date of termination shall cease to be a New Product following such twelve (12) month period.

10.	INVENTIONS; ASSIGNMENT

All rights to discoveries, inventions, improvements and innovations (including all data and records pertaining thereto) related to the Company’s Business, whether or not patentable, copyrightable, registrable as a trademark, or reduced to writing, that the Executive may discover, invent or originate during the Employment Period, either alone or with others and whether or not during working hours or by the use of the facilities of the Company (“Inventions”), shall be the exclusive property of the Company. The Executive shall promptly disclose all Inventions to the Company, shall execute at the request of the Company any assignments or other documents the Company may deem necessary to protect or perfect its rights therein, and shall assist the Company, at the Company’s expense, in obtaining, defending and enforcing the Company’s rights therein. The Executive hereby assigns such rights to Inventions and other intellectual property and appoints the Company, as his attorney-in-fact to execute on his behalf any assignments or other documents deemed necessary by the Company to protect or perfect its rights to any Inventions.

11.	MISCELLANEOUS

a.	Construction. This Agreement shall be deemed drafted equally by both the parties. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any party shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary, (a) the plural includes the singular and the singular includes the plural; (b) “and” and “or” are each used both conjunctively and disjunctively; (c) “any,” “all,” “each,” or “every” means “any and all,” and “each and every”; (d) “includes” and “including” are each “without limitation”; (e) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (f) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

b.	Notices. Any notice, demand, request or other communication given hereunder to any party, shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class registered, certified or overnight mail, postage prepaid, or telecopied with a confirmation copy by regular, certified or overnight mail, addressed or telecopied, as the case may be, as follows:

If to the Executive:

RoyaltyTraders LLC

1053 East Whitaker Mill Rd, Suite 115,

Raleigh, NC 27604

Attention: Sean Peace

If to the Company:

RoyaltyTraders LLC

1053 East Whitaker Mill Rd, Suite 115,

Raleigh, NC 27604

or to such other address as the addressee may have designated by notice to the addressor. All such notices, requests, demands and other communications shall be deemed to have been received: (i) in the case of personal delivery, on the date of such delivery; (ii) if mailed, three (3) days after being mailed as described above; or (iii) in the case of email transmission, when confirmed by email of receipt.

c.	Enforcement. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

d.	Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges, which it is from time to time, required to withhold. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of such withholding shall arise.

e.	No Waiver. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at any time.

f.	Equitable Relief. The Executive acknowledges that money damages would be both incalculable and an insufficient remedy for a breach of Section 6, 7, 8, 9 or 10 by the Executive and that any such breach would cause the Company irreparable harm. Accordingly, the Company, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting of bond or other security, to equitable relief, including injunctive relief and specific performance, in connection with a breach of Section 6, 7, 8, 9 or 10 by the Executive.

g.	Complete Agreement. This Agreement, together with any applicable agreements and instruments evidencing the stock ownership of Executive between the Executive and the Company, constitutes the entire and complete understanding and agreement between the parties with respect to the subject matter hereof, and supersedes all prior and contemporaneous oral and written agreements, representations and understandings between the Executive and the Company, or its affiliates and subsidiaries, which are hereby terminated. Other than as expressly set forth herein, the Executive and the Company acknowledge and represent that there are no other promises, terms, conditions or representations (oral or written) regarding any matter relevant hereto. This Agreement may be executed in two or more counterparts.

h.	Survival. Sections 4, 5, 6, 7, 8, 9, 10, and 11 of this Agreement shall survive the termination of this Agreement.

i.	Choice of Law. This Agreement and the rights and obligations hereunder shall be governed by and construed in accordance with the laws of the State of Delaware without reference to principles of conflicts of law of Delaware or any other jurisdiction, and, where applicable, the laws of the United States.

j.	Amendment. This Agreement may not be amended or modified at any time except by a written instrument approved by the Board and executed by the Company and the Executive.

k.	Executive Acknowledgment. Executive acknowledges that he has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on his own judgment.

l.	Section 409A. This Agreement is intended to be written, administered, interpreted and construed in a manner such that no payment or benefits provided under the Agreement become subject to (a) the gross income inclusion set forth within Section 409A(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”) or (b) the interest and additional tax set forth within Section 409A(a)(1)(B) of the Code (collectively, “Section 409A Penalties”), including, where appropriate, the construction of defined terms to have meanings that would not cause the imposition of Section 409A Penalties. The severance payments payable to Executive pursuant to this Agreement shall be made in reliance upon Treasury Regulation Section 1.409A-1(b)(4) (relating to short-term deferrals). However, to the extent any such payments are treated as “non-qualified deferred compensation” subject to Section 409A of the Code, and if Executive is deemed at the time of his separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, then to the extent delayed commencement of any portion of the benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited payment under Section 409A(a)(2)(B)(i) of the Code, such portion of Executive’s termination benefits shall not be provided to Executive prior to the earlier of (i) the expiration of the six-month period measured from the date of Executive’s separation from service or (ii) the date of Executive’s death. Upon the earlier of such dates, all payments deferred pursuant to this Section shall be paid in a lump sum to Executive. The determination of whether Executive is a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code as of the time of his separation from service shall be made by the Company in accordance with the terms of Section 409A of the Code and applicable guidance thereunder (including without limitation Treasury Regulation Section 1.409A-1(i) and any successor provision thereto). For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), each payment that Executive may be eligible to receive under this Agreement shall be treated as a separate and distinct payment and shall not collectively be treated as a single payment. In-kind benefits and reimbursements provided under this Agreement during any tax year of the Executive shall not affect in-kind benefits or reimbursements to be provided in any other tax year of Executive and are not subject to liquidation or exchange for another benefit. Reimbursement requests must be timely submitted by Executive and, if timely submitted, reimbursement payments shall be made to Executive as soon as administratively practicable following such submission in accordance with the Company’s policies regarding reimbursements, but in no event later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred. In no event shall Executive be entitled to any reimbursement payments after the last day of Executive’s taxable year following the taxable year in which the expense was incurred. This Section shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to Executive.

IN WITNESS WHEREOF, the Executive has hereunto set the Executive’s hand and, pursuant to the authorization from the Board, the Company has caused this Agreement to be executed in its name on its behalf, as of the day first written above.

/s/ Sean Peace

Sean Peace

AGREED AND ACCEPTED:

RoyaltyTraders LLC

By: /s/ Alex Guiva

Name: Alex Guiva

Title: Member of the Manager of RoyaltyTraders LLC

Exhibit A

FORM OF GENERAL RELEASE

In exchange for good and valuable consideration set forth in that certain Employment Agreement (the “Employment Agreement”) between Sean Peace (“Employee or Executive”) and RoyaltyTraders LLC, a Delaware limited liability company (the “Company”), the sufficiency of which such consideration is hereby acknowledged, Employee, on behalf of himself, his executors, heirs, administrators, assigns and anyone else claiming by, through or under Employee, irrevocably and unconditionally, fully and forever, releases and discharges the Company, its Subsidiaries (as defined in the Employment Agreement) and each of their respective predecessors, successors and related and affiliate entities, including, without limitation, direct and indirect parents and subsidiaries, and each of their respective directors, officers, stockholders, members, partners, employees, attorneys, insurers, employee benefit plans, fiduciaries, agents and representatives (collectively, the “Released Parties”), from, and with respect to, any and all debts, demands, actions, causes of action, suits, covenants, contracts, wages, bonuses, damages and any and all claims, demands, liabilities, and expenses (including, without limitation, attorneys’ fees and costs) whatsoever of any name or nature both in law and in equity (severally and collectively, “Claims”), to the extent waivable under applicable law, that Employee now has or ever had against any of the Released Parties by reason of any matter, cause or thing that has happened, developed or occurred, and any Claims that have arisen, before the signing of this Release, including but not limited to, any and all Claims (i) in tort or contract, whether by statute or common law, (ii) relating to salary, wages, bonuses and commissions, the breach of an oral or written contract, unjust enrichment, promissory estoppel, misrepresentation, defamation, and interference with prospective economic advantage, interference with contract, wrongful termination, intentional and negligent infliction of emotional distress, negligence, breach of the covenant of good faith and fair dealing, and/or (iii) arising out of, based on, or in connection with the Employment Agreement, Employee’s employment by the Company (or any of its direct or indirect affiliates, parents or subsidiaries or any other Released Parties) or the termination of that employment, including, without limitation, any Claims for unlawful employment discrimination of any kind, whether based on age, race, sex, disability or otherwise, including specifically and without limitation, Claims arising under or based on Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination In Employment Act of 1967, as amended, the Civil Rights Act of 1991, the Family and Medical Leave Act, the Americans with Disabilities Act, the Fair Labor Standards Act, the Employee Retirement Income Security Act of 1974, the Equal Pay Act of 1963, in each case as amended, and any other local, state or federal equal employment opportunity or anti-discrimination law, statute, policy, order, ordinance or regulation relating to employment matters, but subject in all respects to the limitations set forth in the next to the last paragraph of this Release. For the avoidance of doubt, Employee hereby acknowledges and agrees that Employee hereby, irrevocably and unconditionally, fully and forever waives and releases any rights that he may have pursuant to the Employment Agreement except to the extent set forth in the next to the last paragraph of this Release.

Employee hereby knowingly and voluntarily waives and releases all rights and claims, known or unknown, arising under the Age Discrimination In Employment Act of 1967, as amended, which he might otherwise have had against the Company or any of the other Released Parties regarding any actions which occurred prior to the date that Employee signed this Release, except that Employee is not prevented from cooperating in an investigation by the Equal Employment Opportunity Commission (“EEOC”) or from filing an EEOC charge other than for personal relief.

Employee hereby acknowledges that Employee may hereafter discover claims or facts in addition to or different from those which Employee now knows or believes to exist with respect to the subject matter of this Release and which, if known or suspected at the time of executing this Release, may have materially affected Employee’s decision to enter into this Release. Nevertheless, Employee expressly waives any Claim, to the extent waivable under applicable law, that might arise as a result of such different or additional claims or facts, and Employee hereby acknowledges, understands and agrees that this Release extends to all Claims, whether known or unknown, suspected or unsuspected. Employee further expressly waives and releases any rights and benefits which he has or may have under any law or rule of any jurisdiction pertaining to the matters released herein and expressly waives and releases any and all rights and benefits conferred upon Employee by the provisions of any law or rule of any jurisdiction designed to prevent the waiver of unknown claims.

It is the intention of Employee through this Release and with the advice of counsel to fully, finally and forever settle and release the Claims set forth above. In furtherance of such intention, the releases herein given shall be and remain in effect as full and complete releases of such matters notwithstanding the discovery of any additional claims or facts relating thereto.

Employee warrants and represents that Employee has not assigned or transferred to any person or entity any of the Claims released by this Release, and Employee agrees to defend (by counsel of the Company’s (or any successor or assign thereof) choosing), and to indemnify and hold harmless, the Released Parties from and against any claims based on, in connection with, or arising out of any such assignment or transfer made, purported or claimed.

Notwithstanding anything to the contrary in this Release or the Employment Agreement, the foregoing release shall not cover, and Employee does not intend to release, (i) the rights of Employee to receive from the Company earned but unpaid base salary compensation, accrued but unpaid expense reimbursement and other Accrued Obligations pursuant to the Employment Agreement, (ii) the obligations of the Company to pay the Severance Payments (as defined in the Employment Agreement), (iii) if available, the rights of Employee and his family to COBRA coverage and premium and fees payments and the continuation of benefits as provided in the Employment Agreement; (iv) any rights of indemnification or to advancement of expenses, whether under the Employment Agreement and/or the Company’s certificate of incorporation, organization or formation, as amended (the “Certificate”), or regulations, bylaws or company agreement, as amended (the “Company Agreement”), as applicable, or otherwise; (v) any rights of Executive as a stockholder or holder of other securities; or (vi) the rights of Executive under the Certificate, the Company Agreement, any restricted stock agreement or other agreement or instrument governing Executive’s ownership or right to acquire ownership in the Company. Employee further acknowledges that the Company’s obligations under the Certificate and the Company Agreement are conditioned upon the receipt by the Company of an undertaking by Employee to repay the amount if it shall be determined by a court of competent jurisdiction that Employee is not entitled to be indemnified by the Company under the Certificate or the Company Agreement.

EMPLOYEE HAS READ THIS RELEASE AND BEEN PROVIDED A FULL AND AMPLE OPPORTUNITY TO STUDY IT, AND EMPLOYEE UNDERSTANDS THAT THIS IS A FULL, COMPREHENSIVE AND GENERAL RELEASE AND INCLUDES ANY CLAIM UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT. EMPLOYEE ACKNOWLEDGES THAT EMPLOYEE HAS BEEN ADVISED IN WRITING TO CONSULT WITH LEGAL COUNSEL BEFORE SIGNING THIS RELEASE AND THE EMPLOYMENT AGREEMENT, AND EMPLOYEE HAS CONSULTED WITH AN ATTORNEY. EMPLOYEE WAS GIVEN A PERIOD OF AT LEAST TWENTY-ONE DAYS TO CONSIDER SIGNING THIS RELEASE, AND EMPLOYEE HAS SEVEN DAYS FROM THE DATE OF SIGNING TO REVOKE EMPLOYEE’S ACCEPTANCE BY DELIVERING TIMELY NOTICE OF HIS REVOCATION TO THE BOARD OF DIRECTORS OF THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS. EMPLOYEE IS SIGNING THIS RELEASE VOLUNTARILY, WITHOUT COERCION, AND WITH FULL KNOWLEDGE THAT IT IS INTENDED, TO THE MAXIMUM EXTENT PERMITTED BY LAW, AS A COMPLETE AND FINAL RELEASE AND WAIVER OF ANY AND ALL CLAIMS (TO THE EXTENT WAIVABLE UNDER APPLICABLE LAW). EMPLOYEE ACKNOWLEDGES AND AGREES THAT THE PAYMENTS SET FORTH IN THE EMPLOYMENT AGREEMENT ARE CONTINGENT UPON EMPLOYEE SIGNING THIS RELEASE AND WILL BE PAYABLE ONLY IF AND AFTER THE REVOCATION PERIOD HAS EXPIRED.

[SIGNATURE PAGE TO FOLLOW]

Employee has read this Release, fully understand it and freely and knowingly agree to its terms.

Dated this 6th day of May, 2021.

/s/ Sean Peace
Sean Peace

AGREED AND ACCEPTED:

RoyaltyTraders LLC

By: /s/ Alex Guiva

Name: Alex Guiva

Title: Member of the Manager of RoyaltyTraders LLC

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